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                              February 5, 2024

       Jeffrey Lavers
       President
       3M Health Care Company
       3M Center
       St. Paul, MN 55144

                                                        Re: 3M Health Care
Company
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted January
26, 2024
                                                            CIK No. 0001964738

       Dear Jeffrey Lavers:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 5, 2024 letter.

       Amendment No. 6 to Draft Registration Statement on Form 10-12G

       Exhibit 99.1 Information Statement
       Questions and Answers About the Separation and Distribution, page 1

   1. We note your revised disclosure in response to comment 1 and reissue the comment.
                                                        Please revise your
disclosure to describe the type of IRS private letter ruling and opinions that would satisfy the
condition to the separation, and provide more detail in related portions of the
information statement. For example, consider disclosing that the type of ruling relates to the
IRS determining that the distribution and/or certain related transactions should not
be treated as taxable transactions for U.S. federal income tax purposes.
 Jeffrey Lavers
3M Health Care Company
February 5, 2024
Page 2
Information Statement Summary, page 10

2. We note your revised disclosure in response to comment 8 and reissue the comment in part. On pages 28 and 32, please clarify for which of your specific products 3M is the sole supplier. Please further clarify in the PFAS risk factor on pages 50-51 what specific products you will continue to use, produce, or distribute post-separation, which may create liability for you that will not be subject to indemnification by 3M. Unaudited Pro Forma Condensed Financial Information, page 84

3. In regard to adjustment (b), please better clarify how it was determined which additional retirement and non-pension postretirement benefit plan assets and obligations would be transferred to Solventum in connection with the separation. As disclosed on page F-23, the historical financial statements provided already reflect 1) the participation of certain employees of the Health Care Business in U.S. and non-U.S. retirement plans sponsored by 3M, which are accounted for as multiemployer plans; and 2) Company-sponsored retirement plans covering certain employees in France, Germany and Mexico, which are accounted for as single employer plans.
4. In regard to adjustment (i), deferred tax assets were adjusted for the retirement and non-
         pension postretirement benefit obligations discussed at note (b) as well as research and experimentation capitalization that will be retained by 3M. Please clarify in your disclosures what other balance sheet line items were impacted in addition to the deferred tax related line items.
5. We note your updated disclosures regarding the treatment of equity-based compensation on page 78. Please also discuss the expected treatment of equity-based compensation in your pro forma financial information as well as what consideration was given as to whether there would be any impact to the pro forma financial information.
Sustainability / Environmental, Social, and Governance (ESG), page 126

6. We note your revised disclosure in response to comment 10 and reissue the comment.
         Please revise your disclosure to provide further detail regarding how you "will align
         [y]our sustainability and ESG commitments and governance structure with [y]our business strategy."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
147
FirstName LastNameJeffrey Lavers
7.     We note your revised disclosure in response to comment 11 and reissue the
Comapany   Name3M
       comment.       Health
                  Please     Care
                         revise   Company
                                your disclosure of year-to-year changes in your
results of
       operations
February          to further
         5, 2024 Page   2 discuss the various factors that contributed to the
changes.
FirstName LastName
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey
           Care Company Lavers
Comapany5,Name3M
February    2024   Health Care Company
February
Page  3 5, 2024 Page 3
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Jenna Levine, Esq.